[ELLORA ENERGY INC. LETTERHEAD]

January 20, 2010

Via Edgar

Mr. H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C.  20549-7010

Re:	Ellora Energy Inc.
Registration Statement on Form S-1
Filed April 21, 2009
Last Amended July 20, 2009
File No. 333-158674

Dear Mr. Schwall:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Act”), Ellora Energy Inc., a Delaware corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, Commission File No. 333-158674, including exhibits thereto (the “Registration Statement”).  The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on April 21, 2009.

The Registrant hereby confirms that the Registration Statement was not declared effective by the Commission, no securities have been sold pursuant to the Registration Statement, and all activities regarding the proposed public offering have been discontinued. Accordingly, the Registrant respectfully requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time.  The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.  The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant’s account.

If you have any questions regarding this application for withdrawal, please contact our counsel, Kirk Tucker of Thompson & Knight LLP at (713) 951-5805.

Sincerely,

/s/ Steven R. Enger

Steven R. Enger
President
Ellora Energy Inc.

cc:	Kirk Tucker, Thompson & Knight LLP